EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF SYNCHRONOSS TECHNOLOGIES, INC.
a Delaware corporation

(Pursuant to Section 242 and 245 of

The Delaware General Corporation Law)

Synchronoss Technologies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the “DGCL”),

DOES HEREBY CERTIFY:

FIRST:  That the name of this corporation is Synchronoss Technologies, Inc. and that this corporation was originally incorporated pursuant to the Delaware General Corporation Law on September 19, 2000 under the name Synchronoss Technologies, Inc.

SECOND:  The first paragraph of Article IV of the Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

The Corporation is authorized to issue two classes of stock to be designated common stock (“Common Stock”) and preferred stock (“Preferred Stock”). The number of shares of Common Stock authorized to be issued is one hundred and fifty million (150,000,000), par value $0.0001 per share, and the number of shares of Preferred Stock authorized to be issued is ten million (10,000,000), par value $0.0001 per share.

THIRD:  This Certificate of Amendment shall become effective upon its filing in accordance with the provisions of Section 103(d) of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation this 16 day of June, 2022.

/s/ Jefferey Miller

Jeffrey Miller

Chief Executive Officer